

Mail Stop 3720

August 29, 2017

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

>   **Re: Cable One Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36863**

Dear Mr. Coyle:

We have reviewed your June 14, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our May 16, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment– Pages 48 - 49

1. We note your response to comment 1.c. Please address the following:
   - Installations – You state that "the Company is now able to identify additional activity related to new customer relationships and upgrades of service to existing customers to permit capitalization of such costs". We note that you previously capitalized certain costs for a drop to a new structure. Clarify if new structure refers to a geographic location receiving installation for the first time. Clarify how you previously and currently defined initial subscriber, as referred to in ASC 922-360-25-7 (e.g. initial

location, initial customer). Please provide us with a more detailed description of each newly identified activity previously expensed which is now capitalized. Also, for each newly identified activity compare for us the amounts previously expensed that are now capitalized for all periods presented. Furthermore, tell us how you determined that your previous policy of expensing these activities was in accordance with GAAP.

- Engineering and design - You state that "the Company is now able to identify costs for engineers, advanced technicians and other technical personnel responsible for the design and implementation of plant, infrastructure and capacity upgrades and for the creation of new products and enhancements." Please provide us with a more detailed description of each newly identified cost and the related activity previously expensed which is now capitalized. Also, for each newly identified cost and related activity compare for us the amounts previously expensed that are now capitalized for all periods presented.   Furthermore, tell us how you determined that your previous policy of expensing these costs and the related activities was in accordance with GAAP.

- Technical management and project management - You state that "the Company is now able to estimate costs that technical managers and the Company's project management office devote to managing capital projects and managing other employees who work on capital projects." Please provide us with a more detailed description of each newly estimated cost and related activity previously expensed which is now capitalized. Also, for each newly estimated cost and related activity compare for us the amounts previously expensed that are now capitalized for all periods presented. Furthermore, tell us how you determined that your previous policy of expensing these costs and the related activities was in accordance with GAAP.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications